UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

Cybex International, Inc.

(Name of the Issuer)

Cybex International, Inc. UM Holdings, Ltd. CYB Merger Corp. John Aglialoro Joan Carter

(Names of Persons Filing Statement)

Common stock, par value $0.10 per share

(Title of Class of Securities)

23252E 10 6

(CUSIP Number of Class of Securities)

Cybex International, Inc. 10 Trotter Drive Medway, MA 02053 (508) 533-4300	Mr. John Aglialoro UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Lowenstein Sandler P.C. 65 Livingston Avenue Roseland, NJ 07068 Attn: Peter H. Ehrenberg, Esquire (973) 597-2500	Archer & Greiner, P.C. One Centennial Square 33 East Euclid Avenue Haddonfield, NJ 08033 Attn: James Carll, Esquire (856) 795-2121

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*

$22,929,150	$3,130

*	The filing fee of $3,130 was determined by multiplying .00013640 by the aggregate merger consideration of $22,929,150. The aggregate merger consideration was calculated based on the sum of (i) 8,699,381 outstanding shares of Common Stock as of November 5, 2012 to be acquired pursuant to the merger multiplied by the merger consideration of $2.55 per share and (ii) 503,125 shares of Common Stock underlying outstanding options and warrants as of November 5, 2012 to be cancelled pursuant to the merger multiplied by the merger consideration of $2.55 per share, minus the exercise price of such options or warrants.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,130

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Cybex International, Inc.

Date Filed: November 6, 2012

Introduction

This Amendment No. 3 to Schedule 13E-3 Transaction Statement, together with the exhibits hereto (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Cybex International, Inc. (the “Company”), a New York corporation and the issuer of the shares of Common Stock, par value $0.10 per share (the “Common Stock”) that is subject to the Rule 13e-3 transaction; (ii) UM Holdings, Ltd. (“Parent”), a New Jersey corporation; (iii) CYB Merger Corp., a New York corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) John Aglialoro (“Mr. Aglialoro”), and (v) Joan Carter (“Ms. Carter”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 17, 2012 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, UM Holdings, Ltd., and Merger Sub. If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under New York law as the surviving corporation in the Merger. Upon completion of the Merger, the Common Stock, other than shares owned by Parent, Mr. Aglialoro, and Ms. Carter, will be converted into the right to receive $2.55 per share in cash, without interest and less any required withholding taxes. Following completion of the Merger, the Common Stock will no longer be publicly traded, and holders (other than Parent, its subsidiaries and its stockholders) of the Common Stock that has been converted will cease to have any ownership interest in the Company.

Acting upon the recommendation of a special committee of the Company’s board of directors consisting solely of disinterested directors, the Company’s board of directors (other than Mr. Aglialoro, Ms. Carter and Arthur W. Hicks, Jr., an officer of the Company and Parent, each of whom abstained from voting on the Merger ) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, declared the same to be advisable and in the best interests of the Company and its public stockholders and recommended adoption of the Merger Agreement by the stockholders of the Company. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of holders of at least two/thirds of the outstanding shares of Common Stock of the Company and of a majority of the shares of Common Stock held by the Company’s public stockholders. For purposes of this Transaction Statement, the term “public stockholders” shall mean all of the stockholders of the Company other than Parent, Mr. Aglialoro and Ms. Carter.

On December 28, 2012, the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement, attached to Amendment No. 3 to the Transaction Statement as Exhibit (a)(2)(ii) thereto, is incorporated herein by reference. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits, and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Amendment No. 3 to Schedule 13E-3. Capitalized terms used but not defined in this Amendment No. 3 to Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

The information concerning the Company contained in this Amendment No. 3 to Schedule 13E-3 and the Proxy Statement was supplied by the Company, and the information concerning each other Filing Person contained in this Amendment No. 3 to Schedule 13E-3 and the Proxy Statement has been supplied by each such Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

Item 2.	Subject Company Information

(a) Name and address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Cybex International, Inc.

10 Trotter Drive

Medway, MA 02053

(508) 533-4300

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date, Notice and Quorum”

“The Special Meeting—Required Vote”

“Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Cybex Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Cybex Common Stock”

(e) Prior public offerings. Not applicable.

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

“Market Price of Cybex Common Stock”

“Special Factors—Opinion of Duff and Phelps”

Mr. Curtis, appointed as a director in May 2012, has received as part of his compensation from the Company stock-based awards that represent the right to receive 16,667 shares of Common Stock subject to a 3-year vesting period with 1/3 vesting in May 2013, 1/3 in May 2014, and 1/3 in May 2015.

Item 3.	Identity and Background of Filing Person

(a)—(c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Summary Term Sheet – The Parties to the Merger”

“The Parties to the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

Set forth below are the names, the present principal occupations or employment, telephone number and the name, principal business, and address of any corporation or other organization in which such occupation or employment is conducted and the five–year employment history of each of the Filing Persons (other than the Company). During the past five years, none of the persons or entities described have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified is a United States citizen. Mr. Aglialoro is Chairman and Chief Executive Officer of the Company, Chairman of Parent, and President of Merger Sub. Ms. Carter is a director of the Company, Parent and Merger Sub and is President of Parent and Vice President of Merger Sub.

Name	Business Address	Employment History
UM Holdings, Ltd., a New Jersey corporation	56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	N/A

CYB Merger Corp., a New York corporation	56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	N/A

John Aglialoro, a natural person	UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	The Company’s Chairman of the Board since 1997 and CEO since 2000. The Chairman of Parent since 1982. President and a director of Merger Sub since 2012.

Joan Carter, a natural person	UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	Director of the Company since 1997. The President of Parent since 1986. Vice President and a director of Merger Sub since 2012.

(d) Tender Offer. Not applicable.

Item 4.	Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Proposal No. 1: The Merger Agreement—General; The Merger”

“Proposal No. 1: The Merger Agreement—Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

“Proposal No. 1: The Merger Agreement—Payment for Cybex Common Stock in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting—Required Vote”

“Proposal No. 1: The Merger Agreement—Conditions to Completion of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences”

(b) Purchases. Not Applicable.

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Appraisal Rights”

“Summary Term Sheet – No Appraisal Rights”

“Special Factors – Absence of Right of Appraisal”

(e) Provisions for unaffiliated security holders. None.

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) (1)—(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by UM Holdings Group for the Merger”

“Special Factors— Position of the UM Holdings Group as to the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Proposal No. 1: The Merger Agreement—General; The Merger”

“Annex A: Agreement and Plan of Merger”

(d) Conflicts of interest. Not applicable.

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“Proposal No. 1: The Merger Agreement—General; The Merger”

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. Not applicable.

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Proposal No. 1: The Merger Agreement—Payment for Cybex Common Stock in the Merger”

“Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Deregistration of Cybex Common Stock”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Proposal No. 1: The Merger Agreement—General; The Merger”

“Proposal No. 1: The Merger Agreement—Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

“Proposal No. 1: The Merger Agreement—Payment for Cybex Common Stock in the Merger”

“Annex A: Agreement and Plan of Merger”

(d) Subject Company Negotiations. Not applicable.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons of by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors —Deregistration of Cybex Common Stock”

“Summary Term Sheet—Deregistration of Cybex Common Stock”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Plans for the Company after the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors— Position of the UM Holdings Group as to the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences”

“Annex A: Agreement and Plan of Merger”

Item 8.	Fairness of the Transaction

(a)—(b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Opinion of Duff & Phelps”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Position of the UM Holdings Group as to the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Annex B: Opinion of Duff & Phelps”

The presentations, dated June 28, 2012, September 27, 2012 and October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company are filed as Exhibits (c)(4), (c)(3) and (c)(2), respectively, and are incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date; Notice and Quorum”

“The Special Meeting—Required Vote”

“Proposal No. 1: The Merger Agreement—Conditions to Completion of the Merger”

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Questions and Answers about the Special Meeting and the Merger”

(f) Other offers. Not applicable

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Opinion of Duff & Phelps”

“Where You Can Find More Information”

“Annex B: Opinion of Duff & Phelps”

The presentations, dated June 28, 2012, September 27, 2012 and October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company are filed as Exhibits (c)(4), (c)(3) and (c)(2), respectively, and are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Important Considerations-Financing”

“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fees and Expenses”

“Special Factors—Fees and Expenses”

“Proposal No. 1: The Merger Agreement—Fees and Expenses”

Item 11.	Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. Not applicable.

Item 12.	The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting – Our Board’s Recommendation”

“The Special Meeting—Required Vote”

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting – Our Board’s Recommendation”

Item 13.	Financial Statements

(a) Financial information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summarized Financial Information”

“Where You Can Find More Information”

The audited financial statements set forth in Item 15 of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 and the unaudited financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2012 are incorporated herein by reference.

The ratio of earnings to fixed charges for each of the two years ending December 31, 2011 and for the quarterly period ended September 29, 2012 are set forth in the Proxy Statement under the caption “Summarized Financial Information” and is incorporated herein by reference. The book value per share as of September 29, 2012 is set forth in the Proxy Statement under the caption “Summarized Financial Information” and is incorporated herein by reference.

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or recommendations; Employees and corporate assets. The Company intends to utilize an outside proxy solicitation firm. However, no proxy solicitation firm has been identified as of the date hereof. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Special Meeting—Persons Making the Solicitation”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

Item 15.	Additional Information

(b) No executive officer of any entity that is a filing person under this Amendment No. 3 to Schedule 13E-3 will receive any compensation, whether present, deferred or contingent, that is based upon or otherwise relates to this Amendment No. 3 to Schedule 13E-3 transaction.

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a) (1) Not applicable.

(a) (2)(i) Amendment No. 2 to Preliminary Proxy Statement of Cybex International, Inc. on Schedule 14A – previously filed with the Securities and Exchange Commission on December 21, 2012.

(a) (2)(ii) Definitive Proxy Statement of Cybex International, Inc. (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on December 28, 2012) (the “Proxy Statement”).

(a) (2)(iii) Amended Form of Proxy Card – previously filed.

(a) (2)(iv) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (2)(v) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (3) Press Release dated October 17, 2012 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 18, 2012 and incorporated herein by reference).

(b) (1) Loan Commitment, dated November 26, 2012, between Cybex International, Inc. and RBS Citizens, N.A. – previously filed.

(b) (2) Mezzanine Loan Commitment, dated November 29, 2012, between Cybex International, Inc. and Massachusetts Capital Resource Company – previously filed.

(c) (1) Opinion, dated October 17, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Presentation, dated October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company – previously filed.

(c)(3) Preliminary Presentation, dated September 27, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company – previously filed.

(c)(4) Special Committee Update, dated June 28, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company – previously filed.

(d) (1) Agreement and Plan of Merger, dated as of October 17, 2012, between the Company, Parent and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).

(f) Holders of Cybex Common Stock do not have appraisal rights in connection with the merger.

(g) None.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 28, 2012

CYBEX INTERNATIONAL, INC.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	Chairman and CEO

UM HOLDINGS, LTD.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	Chairman and CEO

CYB MERGER CORP.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	President

/s/ John Aglialoro
JOHN AGLIALORO

/s/ Joan Carter
JOAN CARTER